HUNTON & WILLIAMS LLP 111 CONGRESS AVENUE SUITE 1800 AUSTIN, TEXAS 78701 TEL 512 • 542 • 5000 FAX 512 • 542 • 5049
PETER WEINSTOCK DIRECT DIAL: 214-468-3395 EMAIL: pweinstock@hunton.com JONATHAN HIGHTOWER DIRECT DIAL: 512-542-5038 EMAIL: jhightower@hunton.com
February 29, 2008

United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: David Lyon

Re:	Grand River Commerce, Inc.
Amendment No. 2 to Form SB-2, filed on Form S-1, filed February 29, 2008
File Number 333-147456

Ladies and Gentlemen:

On behalf of our client, Grand River Commerce, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the above-referenced Amendment No. 2 to Form SB-2, filed on Form S-1.

This filing incorporates information in response to the Commission’s comment letter, dated January 24, 2008. Those comments are reproduced in bold below in bold, italicized print. The responses of the Company follow each reproduced comment.

Prospectus Cover

1.
You say in the second sentence of the cover page that you may sell up to 2,400,000 shares. It does not appear that you have registered an adequate number of shares to provide for this. Further, we find no other disclosure about a maximum as adjusted in the filing. If correct, revise the filing to reflect this option.

The cover and the balance of the filing have been revised to properly register the shares and disclose the number of shares throughout.

2.	Please disclose whether the different types of warrants will be transferable. Note also in the summary and the body of the text.

The filing has been revised to reflect the transferability of the warrants.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON KNOXVILLE LONDON
LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON
www.hunton.com

February 29, 2008

Inside cover

3.	Please provide for our review, any inside cover and back cover presentations.

There are no current plans to have any inside or back cover presentations.

Why We Are Organizing a New Bank, page 2

4.	The text in this section, and that beginning on page 26, tends to be overly promotional. An example of some of such terms and phrases include:

•	Burgeoning health…industry
•	Hub of thriving medical facilities
•	“Health Mecca”
•	Will enthusiastically welcome
•	Vibrant and diversified economies
•	Lend a cosmopolitan feel

Please revise the text to rely on factual information. You do this, for example, in the first full paragraph on page 27 where you describe recent construction projects. Where you do provide opinions, indicate that these are the opinion of management.

This section has been revised to rely on factual information and to reflect the opinions of management.

5.
State how the per capita and median incomes and the median home prices compare with national statistics. In addition, provide a more balanced discussion including statistics for the unemployment rate in the Grand Rapids area which according to the U.S. Department of Labor, Bureau of Labor Statistics, was 5.9% as of November 2007.

The market statistics have been revised to compare with statistics from Michigan as a whole and the nation. Further details have been included to provide a more balanced analysis.

6.	Supplementally provide the basis for 4% growth rate in population. Revise the disclosure to indicate whether the 4% is over the entire period or for each year in the period.

February 29, 2008

The disclosure has been revised to indicate that the growth rate is for the entire period. It has also been revised to a more recent date. This estimate was provided by The Right Place, Inc. The materials from The Right Place, Inc. have been provided in response to comment 7 below.

7.
Provide us with copies of the demographic data and assumptions provided by The Right Place, Inc. Revise the disclosure to state whether you paid them (and if so, the amount) to develop this data for purposes of use in the registration statement.

We have provided the requested data as Exhibit A to this correspondence indicated in the disclosure that no compensation was provided to The Right Place, Inc. for the data.

8.	Provide more recent data about the changes in the median price of a single-family home in the Grand Rapids area. We note that housing prices in much of Michigan have declined over the past year.

We have revised the disclosure to provide more recent and precise data regarding the home values in the area.

Executive Officers, Directors ….page 2

9.
Please revise this section to clearly identify your organizers. It currently appears that all of the officers and directors will serve in this capacity, yet beginning on page 33, you indicate that at least Messrs. Blossey, Fitch and Bracken will not.

We have revised this section as requested.

Warrants, page 4

10.	Please clarify that the organizer warrants will be issued in addition to any initial shareholder warrants received.

We have revised this section as requested.

Stock Options, page 4

11.	Please clarify whether or not the 200,000 shares is in addition to the options to be issued identified in the second paragraph.

February 29, 2008

We have revised this section to indicate that the options referenced in the second paragraph will be issued from the 200,000 shares that will be reserved.

12.	Quantify the total number of options referenced in the second paragraph.

We have revised the disclosure as requested.

13.
You state if you issue all shares reserved for stock options, the option holders would collectively own approximately 11.8% and 9.1% of the outstanding shares assuming the minimum offering and maximum offering, respectively. Please provide us with the calculations used to compute these percentages and also clarify your disclosures accordingly.

We have revised the disclosure in an effort to clarify the basis of the calculation of the percentages. In calculating the percentages, we divided the 200,000 shares by (1) the number of shares to be outstanding plus (2) the additional shares outstanding following the exercise of the options. For example, at the minimum offering level, 200,000 shares acquired by option were divided by the 1,500,000 shares outstanding following the offering plus the 200,000 additional shares outstanding as a result of the option exercise. The result of that calculation is approximately 11.8%.

14.
Where appropriate in the summary, please provide a summary ownership table for officers, directors and organizers. Consider providing as separate line items their expected, aggregate purchase level, the number of shares to be received for their advances, the number of purchase warrants, organizer warrants and number of options to be issued when you open for business. Provide an aggregate, potential share ownership number and the percentage represented on a maximum possible basis, both at the min and max offering levels.

An aggregate summary ownership table has been added, which sets forth each item requested above. Additionally, a cross reference to the expanded beneficial ownership table has been included.

Offering Termination Date, page 6

15.	Please explain what you mean by “multiple closings of the offering.” Note elsewhere, as appropriate, such as the next to last full sentence on page 16.

We have deleted all references to multiple closings of the offering.

February 29, 2008

Use of Proceeds, page 6

16.	Please clarify, as correct, that the proceeds will be used to repay the line of credit and advances by organizers, and quantify this amount.

We have revised the disclosure to indicate the amount of the proceeds that will be used to repay the line of credit. Organizer advances will be repaid through the issuance of shares.

Organizational Expenses, page 7

17.
You say in the third sentence that you will fund future organizational expenses via the line of credit. You say in the last paragraph on page 20 that you intend to use cash advances from organizers going forward. Revise to reconcile this information. If retained, specifically disclose what date you mean when you say “to date.”

We have revised the disclosures throughout the document to indicate that we have used the proceeds from the organizer advances and the line of credit to fund our organization expenses to this point and will continue to use the line of credit in the future.

18.
You say in the last sentence that you will repay the organizer advances by issuing stock. At the bottom of page 20 you say you may do this with their consent. Please state your plans in a consistent fashion. Revise the rest of the filing where appropriate, particularly in your use of proceeds information and ownership information for officers, directors and organizers. We assume this shares-for-debt exchange would be in addition to their current planned purchase amounts.

We have revised the disclosures to indicate that we will repay the advances from the issuance of shares.

19.	Clarify that you are referring to repayment with shares from this offering.

We have revised the disclosure as requested.

Your share ownership….page 11

20.
Please explain why you give the intended subscription in the first sentence of the second paragraph. If retained, disclose why the ownership level decreases after the exercise of options. Also reference the additional 200,000 options available for issuance to employees.

February 29, 2008

We have deleted the reference to the intended subscription by the organizers and have referenced the 200,000 options available for issuance to employees.

Our directors and executive officers….page 14

21.	Please revise this information to provide a maximum possible percentage ownership level. We note that the last percentage figure in the first paragraph decreases.

We have revised the disclosure as requested.

Release from Escrow, page 17

22.	As you state on the cover, revise the last sentence to disclose that subscribers funds will be returned promptly.

We have revised the disclosure as requested.

Plan of Distribution, page 17

23.	Please expand the first sentence of the second paragraph to include officers and directors.

We have revised the disclosure as requested.

24.
Please confirm supplementally that counsel for the company has considered the work experience of Messrs. Bilotti, Croft and Elders with respect to the requirements of Rule 3a4-1 and concluded that these persons may participate in the offerings.

Counsel for the company has reviewed the work experience for Messrs. Bilotti, Croft and Elders and has concluded that it is permissible for them to participate in the offering.

Grand River Commerce, page 19

25.	Disclose what the company will do with the funds it retains.

We have added language to the disclosure intended to more specifically disclose the intended use of the funds to be retained by the company.

26.	Reconcile the $1,937,600 figure in the second table with the $2.3 million figure on the next page.

February 29, 2008

The $2.3 million figure equals the total of $1,937,600 and the $364,350, which was the amount disclosed for the purchase of furniture, fixtures and equipment. The $2.3 million figure included all outlays prior to opening, and the $1,937,600 estimate only included items that would be expensed under generally accepted accounting principles. Please note that this financial information has been updated for this filing.

27.
Disclose the amount owing the organizers as of the latest date feasible. Also, clarify whether you expect to owe any additional amount to them, with quantification. Based on the figures on page 20 you apparently need $244,470 more.

We have revised the disclosure to indicate the amount owed to the organizers and that we do not anticipate that the organizers will contribute additional funds. Because we anticipate closing this offering prior to the time that Grand River Bank opens for business, we believe the amounts of the organizers advances and the line of credit will be sufficient.

28.	Please update the information on page 20 to the latest date feasible.

The disclosure has been revised as requested.

29.
Where appropriate, disclose why you plan to exchange shares from the offering directly for cash advances debt, rather than selling those shares to the public. Include both the negative and positive consequences for purchases in the offering and the company.

We have added language to the disclosure to address the request. We note that the primary distinction is the cost of selling shares to the public instead of issuing them directly to the organizers at very little additional cost. While it is true in many cases that the issuance of shares instead of the payment of cash might be more dilutive to shareholders, that distinction would only apply if the company were able to use leverage to acquire the cash needed to repay the organizers’ advances. Because the company could only obtain the cash needed to repay the advances through the sale of shares to a third party, that distinction does not apply in this situation.

February 29, 2008

Dilution, page 21

30.	Please revise and provide us with the calculations used to determine the pro forma net book value of $13.1 million and $18.1 million for the minimum and maximum offering proceeds, respectively.

Even though the financial information in the filing has been updated, we employed the same methodology of calculating the pro forma net book value as in the prior amendment. That is, the offering expenses and accumulated deficit were deducted from the total proceeds of the offering. More specifically, the offering expenses were deducted from capital surplus, and the accumlated deficit was deducted from the sum of capital stock and capital surplus, as adjusted, to arrive at pro forma net book value. The calculation of the pro forma net book value at the minimum and maximum offering levels, complete with footnotes, is shown in the table under “Capitalization.”

Management’s Discussion and Analysis or Plan of Operations, page 22

31.
Please explain in more detail the nature and scope of the services that BKD provided to Bankmark with respect to the company, including the fees paid to BKD. Please tell us how the company and its auditors concluded that such services were not prohibited and did not result in the firm audit performing management functions or creating an unacceptable mutuality of interest between the auditor and the company, given the importance of the services with respect to obtaining regulatory approval and the pending initial public offering.

Bankmark engaged BKD to assist the organizers with the preparation of the bank charter and deposit insurance applications. Assistance included accumulating information and assisting management with the preparation of the applications. All services provided through Bankmark were based solely on information and assumptions provided by the organizers and the company’s management team. The services provided were not considered bookkeeping services as defined under Rule 2.01 - Qualifications of Accountants, nor did BKD act in the role of management. As such, the performance of these services did not impair BKD’s independence as auditor of the Company.

32.
On page 23 you state you expect to use approximately $1 million of the offering proceeds to purchase furniture, fixtures and equipment and make leasehold improvements. Please reconcile this to the Use of Proceeds section which states you plan to spend $364,350 on furniture, fixtures and equipment.

This information has been revised and is now consistent.

February 29, 2008

33.	We note your consulting agreements with various individuals on page 39. Please revise Management’s Discussion and Analysis to discuss all material financial commitments.

The disclosure has been revised as requested.

Market Opportunities, page 26

34.	In the first paragraph, we note the disclosure about population in the 1990’s. Please revise this information to include recent population trends.

The disclosure has been revised as requested.

Management, page 33

35.
As required by Item 401 of Regulation S-B, provide the business experience of officers and directors for the past five years. For example, you only describe Mr. Bilotti’s experience through some time in 2006. Also, provide the dates of employment for Mr. Blossy and Ms. Blouw during the past five years. Note similarly for a number of others.

We have reviewed the biographical information provided for each individual and revised it to ensure compliance.

Security Ownership of Management, page 44

36.	Please revise this heading to encompass organizers. Organizers are not normally considered to be management.

The heading has been revised as requested.

37.
Please expand the table, or include a new table, to quantify the expected option distributions in format similar to that on page 44. Show the number of options to be issued to each officer and director. Show the new, aggregate potential ownership levels for each person and overall, aggregate ownership information including officers, directors and organizers.

The table has been expanded as requested.

February 29, 2008

Related Party Transactions, page 46

38.	Please revise the third line of the first bullet to read “with persons not related to the lender” rather than “unrelated parties.”

The disclosure has been revised as requested.

Additional Information, page 61

39.	Please revise to give the SEC’s current address.

The disclosure has been revised as requested.

Financial Statements

40.	Please note the updating requirements of Item 310(g) of Regulation S-B.

The financial statements have been revised and updated to ensure compliance with Item 310(g).

Balance Sheet, page F-4

41.
On the balance sheet you state your common stock has a $10.00 par value and you have authorized 2,000,000 shares. Per pages 21 and 47, the par value of common stock is $0.01 and you have authorized 10,000,000 shares. Please reconcile these statements and revise the document as necessary.

The Company’s common stock par value is $0.01, and it is authorized to sell 10,000,000 shares. The disclosure was corrected in the updated financial statements.

Statement of Operations, page F-5

42.
Throughout the document you state your inception is August 15, 2006. However, your statements of operations and cash flow state your inception is August 15, 2007. Please revise your financial statements accordingly.

The Company’s inception date is August 15, 2006. The disclosure has been corrected in the updated financial statements.

43.
It is not clear to us if your fiscal year end is September 30 or December 31. Please disclose your fiscal year end in the notes to your financial statements. Additionally, the statements of operations and cash flows are not in accordance with paragraphs 11b) and 11c) of SFAS 7. Please review the guidance in SFAS 7 and revise your financial statements accordingly. Also please provide a revised audit opinion that covers the amended financial statements.

February 29, 2008

The Company’s fiscal year end will be December 31 and is now disclosed in Note 1 - Nature of Operations. As a result, the statements of operations and cash flows disclosed in the audited financial statements are in accordance with paragraphs 11b and 11c of SFAS 7.

Note 1: Summary of Significant Accounting Principles

Organization and Pre-opening Costs, page F-7

44.
In this footnote you state that approximately $1,450,000 of organization and pre-opening costs will be charged to expense as incurred. However, on pages 20-21, you state that certain organization and pre-opening costs will be capitalized and booked against additional paid in capital. Please reconcile these statements and revise the document accordingly.

Note 1 – Organization and Pre-opening Costs has been updated to more clearly describe the costs to be incurred.

Note 6: Subsequent Event

Line of Credit, page F-9

45.
On pages 4 and 39 you state the organizers will be providing a limited guarantee of up to $75,000 on amounts drawn under a line of credit. In this footnote you imply that all amounts borrowed under the agreement is guaranteed by the organizers. Please revise to clarify if the organizers have agreed to guarantee all amounts drawn under the line of credit or a maximum of $75,000.

Note 7 – Subsequent Events has been revised to clarify the guarantees provided by the organizers.

Commitments

46.
We note your discussion of the Bankmark agreement in Management’s Discussion and Analysis. Please review your footnotes to include all material financial commitments. Additionally, revise your footnotes to disclose the amounts paid to Bankmark that are reported in the statements of operations during the periods presented.

Note 6 – Commitments was added to clearly disclose the commitment with Bankmark.

February 29, 2008

Exhibit 23

47.	A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

An updated consent has been filed as an exhibit.

We trust that these responses to the Commission’s comments, together with the revisions to the Registration Statement, adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described in this letter or if we may be of further assistance.

Sincerely,

/s/ Peter G. Weinstock
Peter G. Weinstock

/s/ Jonathan S. Hightower
Jonathan S. Hightower

February 29, 2008

EXHIBIT A

WEST MICHIGAN GROWTH STATISTICS

February 2008

161 Ottawa Avenue NW

Suite 400

Grand Rapids, Michigan 49503

Phone: 616.771.0343
Fax: 616.771.0555

Homepage: www.rightplace.org

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON KNOXVILLE LONDON
LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON
www.hunton.com

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

 48. RANKINGS

Knowledge-Based, Innovative, Entrepreneurial Community

Grand Rapids Metropolitan Statistical Area ranks No. 6 in the World Knowledge Competitiveness Index 2005!

The World Knowledge Competitive Index is the first composite and relative measure of the knowledge economies of the world’s leading regions. The Index is an integrated and overall benchmark of the knowledge capacity, capability, and sustainability of each of the 125 regions in the study.

Grand Rapids Metropolitan Statistical Area, comprised of Kent, Barry, Ionia, and Newaygo Counties, ranked Number 6 in the overall composite index. This high ranking against other global regions indicates the capacity for businesses and individuals in the region to create, understand, and utilize knowledge for innovative products and services.

Top Rankings

6	World Knowledge Competitive Index
4	Regional Ratio of Knowledge Intensity
3	Automotive and Mechanical Engineering Employment sectors per 1,000
4	Higher Education Expenditures per capita
7	Research and Development Expenditures by Business per capita
10	Primary and Secondary Education Expenditures per capita
16	Patents Registered per capita
26	Gross Domestic Product (GDP) per capita
30	Biotechnology and Science Employer per 1,000
31	Economic Activity
36	Labor Productivity

World Knowledge Competitive Index

•	An integrated and overall benchmark of the knowledge capacity, capability, and sustainability of a region compared to global regions.

•	Indicates the region’s capacity for creating new ideas.

•	Indicates that human capital, knowledge capital, and financial capital are closely combined together to create and utilize knowledge for the creation of commercial value.

•	Economic Activity measures the availability of human capital in an economy, and a high level provides a basis for further knowledge investments.

•	Labor Productivity is a variable influenced by such factors as workforce skills, investment in innovation, and market competition.

#1 — Green Building Capital in U.S.

♦	West Michigan has more LEED certified buildings per capita than any other region in the country.

♦
The LEED (Leadership in Energy and Environmental Design) Green Building Rating System spells out in detail what constitutes a "green budding" in five areas related to environmental protection and human health: sustainable site development, water savings, energy efficiency, use of recycled or recyclable materials, and indoor environmental quality.

♦	West Michigan as a leader in LEED and GREEN received media coverage in such notable publications as the New York Times, USA Today, Environmental Design + Construction, and Global Information Network.

♦	The Grand Rapids Art Museum is the first LEED-rated art museum in the country.

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

#1 — Home Ownership of all Regions

♦	77.8% homeownership is the highest level for any Combined Statistical Area in the country.

#1 for Business Building Projects

♦
With 32 business building projects in 2006, Grand Rapids ranks second among metropolitan areas with a population of 200,000 to 1 million in Site Selection magazine’s annual new and expanded facilities survey.

♦	Projects with $1 million or more private capital investment, plus either 50 or more new jobs or 20,000 square feet new or expanded facility, were included in the survey.

Source: Site Selection, www.siteselection.com

#1 — Lowest Commuting Time

♦	Of communities with over 1,000,000 population count, at 21.1 minutes, West Michigan has the lowest average travel to work.

♦	The region is lower than the national average also—25 minutes versus the region’s 21.1 minutes.

4-Star Quality of Life Metros

♦
Grand Rapids and Holland metropolitan areas were selected as one of America’s “Best Places to Live and Work” in Expansion Magazine’s 2006 QUALITY OF LIFE QUOTIENT that measures nearly 50 indicators and compares them among the 362 metropolitan statistical areas.

4-Star Logistics Metros for 2006

♦
Grand Rapids rated a 4 star designation in the 2006 LOGISTICS QUOTIENT survey conducted by Expansion Magazine and Logistics Today. A robust transportation infrastructure is key to bringing raw material to factories and to deliver finished products to wholesalers, retailers and, ultimately, to consumers.

49. Rank #36 for Top U.S. Metros for European Expansion

®	Grand Rapids ranks #36 in Expansion Magazine’s 4th annual survey of European capital investment in the U.S. manufacturing sector.

®	87 international companies are located in West Michigan, with 70 of those companies headquartered in Europe.

®	36 German companies are located in the greater Grand Rapids region.

®
European companies continue to invest heavily in U.S.-based manufacturing facilities, according to a recent survey of state commerce and economic development departments conducted by Expansion Management magazine

®
In order to be included, a European-based company must make a "brick and mortar" expansion in the United States that involves a capital investment of at least $1 million and create at least 10 new jobs.

Best City for Dating

♦
In “America’s Best Cities for Dating” survey by Sperling’s Best Places, the Grand Rapids metro area ranked #36 out of 331 metro areas. The criteria: percentage of singles ages 18-24 and population density of dating venues per capita.

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Best City for Teleworking

♦
The Grand Rapids area ranked #19 among mid-sized metro as a Best City for Teleworking. Intel and Sperling BestPlaces conducted the study that identified cities that hold the greatest potential for teleworking based on a host of factors, including typical commuting times, fuel prices, availability of broadband Internet access, and percentage of the population in telework friendly jobs.

Intel, “Best Cities for Teleworking,” March 2006

Best Place to Start and Grow a Company

♦
Grand Rapids was selected by Entrepreneur and the National Policy Research Council as one of the top metro areas to start and grow a business. The criteria included business formation and growth (firms started 4 to 14 years ago that still employ at least 5 people and experienced rapid growth over the last 4 years. September 2006

Best Place to Live

Grand Rapids is one of “America’s Top 100 Places to Live” according to s survey by Relocate-America.com. Selections were made based on key data regarding education, employment, economy, crime, parks, recreation, and housing.
“Relocate America’s Top 100 Places to Live in 2006.”

Best Place to Have Fun!

♦
West Michigan is a fun place to be! Places Rated Almanac ranked the area No. 3 in the fun and recreation category. Residents embrace every form of family entertainment, especially boating, sailing, fishing, camping, skiing, and golfing.

As a matter of fact, the Grand Rapids-Muskegon-Holland area boasts the highest percentage of golfers per capita in the U.S.! Well-attended and many times sold-out sports, recreational, musical, theatrical and artistic events resulted in Amusement Business magazine naming Van Andel Arena the best venue in the 10,000 to 15,000 seat category based on revenues.

Safest City

♦
In “America’s Safest Cities” ranking, West Michigan is No. 7. The magazine Risk & Insurance looked at the area's vulnerability to hurricanes, earthquakes, terrorism, winter storms, and severe thunderstorms. West Michigan rated predictably low when it came to earthquakes, terrorism, and hurricanes. The area was rated medium for storms, but scored well on being prepared for them. The point of the list is to emphasize that “businesses choose locations based on costs, which include the costs of insurance and the impact of closures forced by catastrophes.”

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

50. DEMOGRAPHICS

West Michigan Combined Statistical Area
(Allegan, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties)

POPULATION	CSA 1990	CSA 2000	CSA 2007	2000-2007 Growth	Projection 2012

Total Population	1,083,174	1,254,661	1,330,384	6.0%	1,376,944
Median Age	31.2	33.4	34.8
Total Households	383,897	455,287	491,455	7.9%	512,644
Family Households	283,670	322,272	348,141	8.0%	363,315
Nonfamily Households			143,314
Average Household Size			2.63

INCOME			CSA 2007	U.S.A. 2007

Avg. Household Income	$37,179	$55,778	$63,809	$66,670
Median Household Income	$31,342	$45,715	$51,524	$49,314
Per Capita Income	$13,348	$20,570	$23,900	$25,495

HOUSEHOLD INCOME			CSA 2007	U.S.A. 2007

Income Less than $15,000			49,394	14,858,195
Income $15,000-$24,999			50,867	12,338,712
Income $25,000-$34,999			55,060	12,712,915
Income $35,000-$49,999			83,564	17,735,801
Income $50,000-$74,999			112,223	22,161,944
Income $75,000-$99,999			65,662	13,478,112
Income $100,000-$149,999			52,271	12,838,685
Income $150,000-$249,999			16,000	5,257,110
Income $250,000-$499,999			4,595	1,567,720
Income $500,000 +			1,819	718,809

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

HOUSING			CSA 2007	U.S.A. 2007

Housing Units	418,345	491,788	491,455	113,668,003
Owner Occupied			376,193	76,185,530
Renter Occupied			115,262	37,482,473
Median Owner-Occupied Home Value	$63,923	$108,750	$139,969	$172,914

Source: Claritas, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Kent County

	Kent 1990	Kent 2000	Kent 2007	Projection 2012

Total Population	500,631	574,335	601,970	618,346
Median Age	30.7	32.6	34.1
Total Households	181,740	212,890	227,331	235,514
Total Families	129,053	144,123	153,899	159,439
Avg. Household Income	$39,168	$57,575	$65,816
Median Household Income	$32,357	$46,073	$51,818
Per Capita Income	$14,379	$21,629	$25,122
Housing Units	192,698	224,000	227,331
Median Home Values	$68,239	$111,647	$143,204

Source: Claritas, 2007

Ottawa County

	Ottawa 1990	Ottawa 2000	Ottawa 2007	Projection 2012

Total Population	187,768	238,314	259,606	273,064
Median Age	30.3	32.2	33.6
Total Households	62,664	81,662	90,795	96,275
Total Families	49,476	61,360	68,222	72,340
Avg. Household Income	$42,274	$62,324	$71,104
Median Household Income	$36,500	$52,971	$59,453
Per Capita Income	$14,337	$21,676	$25,232
Housing Units	66,624	86,856	90,795
Median Home Values	$74,570	$128,840	$162,550

Source: Claritas, 2007

Muskegon County

	Muskegon 1990	Muskegon 2000	Muskegon 2007	Projection 2012

Total Population	158,983	170,200	177,234	181,665
Median Age	32.7	35.5	36.2
Total Households	57,798	63,330	66,658	68,659
Total Families	42,199	44,298	46,626	48,025
Avg. Household Income	$30,770	$46,868	$54,390
Median Household Income	$25,618	$38,276	$44,219
Per Capita Income	$11,331	$17,967	$20,985
Housing Units	61,962	68,556	66,658
Median Home Values	$46,296	$84,354	$111,169

Source: Claritas, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Allegan County

	Allegan 1990	Allegan 2000	Allegan 2007	Projection 2012

Total Population	90,509	105,665	114,972	120,810
Median Age	31.9	35.2	36.4
Total Households	31,709	38,165	42,875	45,714
Total Families	24,347	28,405	31,911	34,024
Avg. Household Income	$35,322	$54,448	$61,054
Median Household Income	$30,600	$45,910	$50,928
Per Capita Income	$12,480	$19,918	$22,984
Housing Units	36,395	43,292	42,875
Median Home Values	$59,324	$111,325	$147,250

Source: Claritas, 2007

Ionia County

	Ionia 1990	Ionia 2000	Ionia 2007	Projection 2012

Total Population	57,024	61,518	65,337	67,660
Median Age	29.9	32.8	34.2
Total Households	18,447	20,606	22,136	22,999
Total Families	13,970	15,151	16,276	16,911
Avg. Household Income	$32,470	$50,185	$58,066
Median Household Income	$29,410	$43,422	$49,237
Per Capita Income	$10,910	$17,451	$20,390
Housing Units	19,674	22,006	22,136
Median Home Values	$47,704	$93,466	$122,532

Source: Claritas, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Barry County

	Barry 1990	Barry 2000	Barry 2007	Projection 2012

Total Population	50,057	56,755	60,744	63,290
Median Age	33.8	36.9	38.2
Total Households	17,763	21,035	22,898	24,043
Total Families	13,969	15,994	17,411	18,281
Avg. Household Income	$38,975	$58,452	$63,484
Median Household Income	$30,525	$46,786	$52,631
Per Capita Income	$12,402	$20,636	$24,044
Housing Units	20,887	23,876	22,898
Median Home Values	$54,662	$109,598	$139,212

Source: Claritas, 2007

Newaygo County

	Newaygo 1990	Newaygo 2000	Newaygo 2007	Projection 2012

Total Population	38,202	47,874	60,744	63,290
Median Age	33.3	36.3	38.2
Total Households	13,776	17,599	22,898	24,043
Total Families	10,656	12,941	17,411	18,281
Avg. Household Income	$28,416	$45,635	$63,484
Median Household Income	$23,422	$37,437	$52,631
Per Capita Income	$10,306	$16,976	$24,044
Housing Units	20,105	23,202	22,898
Median Home Values	$44,265	$84,843	$139,212

Source: Claritas, 2007

City of Grand Rapids

	City of GR 1990	City of GR 2000	City of GR 2007	Projection 2012

Total Population	189,145	197,800	192,643	189,095
Median Age	29.8	30.5	32.4
Total Households	69,036	73,217	72,728	72,092
Total Families	45,047	44,370	43,569	42,896
Avg. Household Income	$32,302	$46,388	$50,665
Median Household Income	$26,815	$37,474	$41,009
Per Capita Income	$12,080	$17,665	$19,63
Housing Units	73,723	77,960	72,728
Median Home Values	$58,299	$91,131	$117,926

Source: Claritas, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

AGE DISTRIBUTION

2007	West Michigan CSA*		Kent County		Michigan	United States

Total Population Estimate	1,330,384		601,970		10,159,688	301,045,522

Estimate Population by Age
Age 0 - 4	94,281	7.1%	46,616	7.7%	6.4%	6.8%
Age 5 - 9	94,499	7.1%	45,210	7.5%	6.5%	6.6%
Age 10 - 14	99,065	7.5%	45,377	7.5%	7.1%	6.9%
Age 15 - 17	62,825	4.7%	27,724	4.6%	4.5%	4.3%
Age 18 - 20	62,811	4.7%	26,734	4.4%	4.5%	4.4%
Age 21 - 24	76,257	5.7%	33,199	5.5%	5.5%	5.5%
Age 25 - 34	17,9190	13.5%	83,612	13.9%	12.7%	13.4%
Age 35 - 44	190,094	14.3%	88,197	14.7%	14.2%	14.4%
Age 45 - 49	100,959	7.6%	45,378	7.5%	7.7%	7.5%
Age 50 - 54	91,495	6.9%	40,889	6.8%	7.2%	6.9%
Age 55 - 59	74,835	5.6%	32,731	5.4%	6.2%	6.0%
Age 60 - 64	55,977	4.2%	23,526	3.9%	4.8%	4.7%
Age 65 - 74	73,618	5.5%	30,451	5.1%	6.3%	6.5%
Age 75 - 84	51,956	3.9%	22,663	3.8%	4.5%	4.4%
Age 85 and over	22,522	1.7%	9,663	1.6%	1.9%	1.8%

Age 16 and over	1,020,913	76.7%	455,351	75.6%	78.4%	78.3%
Age 18 and over	979,714	73.6%	437,043	72.6%	75.5%	75.5%
Age 21 and over	916,903	68.9%	410,309	68.2%	71.0%	71.1%
Age 65 and over	148,096	11.1%	62,777	10.4%	12.7%	12.7%

2007 Est. Median Age	34.8		34.1		37.0	36.5
2007 Est. Average Age	36.0		35.3		37.6	37.4

Source: Claritas, 2007

Young, Creative Community

♦	West Michigan continues to attract young people to high tech and traditional jobs, as well as to a growing number of entrepreneurial opportunities.

♦	The under 19 group is our region’s future. As a percentage of total populations, the number under 19 gives our community an impressive #13 ranking compared to 120 other combined statistical areas.

♦
West Michigan especially is attractive for young professionals and householders aged 35-44, especially those looking for a great place to raise children. As a percentage of total populations, that age group in our region ranks #20 amongst 120 combined statistical areas.

♦
Thanks to a growing number of creative workers, amongst communities with populations over 1 million, our region placed in the top 50 Creative Class rankings conducted by Richard Florida, author of the Rise of the Creative Class.

Grand Rapids, Michigan	616.771.0343

51. Race and Ethnicity

52. West Michigan Combined Statistical Area*

Race	1990	2000	2007	2007 CSA %	2007 Kent Co. %	2007 U.S.A. %

Total	900,936	1,002,808	1,330,384
White Alone	824,259	903,766	1,138,156	85.6%	80.9%	73.1%
Black or African American Alone	61,356	77,660	89,035	6.7%	9.2%	12.4%
American Indian and Alaskan Native Alone	4,439	4,966	7,125	0.5%	0.5%	0.9%
Asian Alone			20,793	1.6%	2.1%	4.3%
Native Hawaiian/Other Pacific Islander Alone	241	279	20,793	0.1%	0.1%	0.2%
Some Other Race Alone	680	1,048	44,876	3.4%	4.4%	6.4%
Two or More Races	9,961	15,089	29,619	2.2%	2.8%	2.8%
Ethnicity - Hispanic or Latino
Hispanic or Latino Population	29,006	68,748	96,550
Hispanic or Latino, White Alone	12,215	28,820	40,739	42.2%	40.5%	48.0%
Hispanic or Latino Black or African American Alone	1,068	1,675	2,347	2.4%	3.2%	2.0%
Hispanic or Latino, American Indian or Alaskan Native Alone	443	862	1,265	1.3%	1.2%	1.2%
Asian Alone			232	0.2%	0.2%	0.3%
Native Hawaiian/Other Pacific Islander Alone	96	171	235	0.2%	0.3%	0.1%
Hispanic or Latino, Some Other Race Alone	13,470	31,555	43,668	45.2%	46.0%	42.0%
Hispanic or Latino, Two or More Races	1,714	5,665	8,064	8.4	8.6%	6.3%
Hispanic or Latino - Country of Origin
Hispanic or Latino Population	29,006	68,748	96,550	7.3%	9.3%	14.9%
Mexican			65,598	67.9%	63.0%	58.9%
Puerto Rican			7,179	7.4%	9.6%	9.6%
Cuban			2,372	2.5%	3.3%	3.4%
All Other Hispanic or Latino			21,401	22.2%	24.2%	28.0%

Source: Claritas, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

53. POPULATION PROJECTIONS FOR GREATER WEST MICHIGAN

County	2000	2007	2010	2015	2020	2025	2030

Allegan	106,133	115,014	118,673	125,050	131,647	138,536	145,905
Barry	56,921	60,814	63,089	67,016	71,051	75,235	79,676
Berrien	162,618	161,492	159,696	157,350	155,538	154,248	153,598
Branch	45,874	46,200	46,830	48,021	49,324	50,755	52,373
Calhoun	138,099	137,907	136,658	135,102	133,971	133,263	133,085
Cass	51,164	51,524	51,728	52,241	52,891	53,690	54,691
Eaton	103,925	108,349	110,865	115,355	120,084	125,102	130,569
Ionia	61,674	65,277	66,157	67,824	69,649	71,656	73,925
Kalamazoo	238,872	242,702	246,829	254,417	262,574	271,391	281,193
Kent	576,325	606,036	620,977	647,495	675,301	704,695	736,588
Mecosta	40,655	42,686	43,664	45,410	47,249	49,201	51,328
Montcalm	61,452	64,495	65,564	67,536	69,660	71,960	74,521
Muskegon	170,540	176,890	180,535	187,106	194,073	201,513	209,676
Newaygo	48,024	50,737	53,034	56,961	60,967	65,092	69,434
Oceana	26,968	29,057	30,086	31,868	33,702	35,609	37,639
Ottawa	239,522	260,770	268,081	280,933	294,313	308,365	323,499
Saint Joseph	62,542	63,033	63,334	64,044	64,921	65,977	67,282
Van Buren	76,364	79,702	81,154	83,804	86,638	89,688	93,062
Michigan	9,956,689	10,156,044	10,261,540	10,468,569	10,700,465	10,960,168	11,259,881

Source: Woods & Poole Economics, Inc., 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Designing to Engineering to Advanced Manufacturing—World Class Leaders

West Michigan’s products and people impact everyone’s daily life—from home to work to play.

INNOVATORS

•	Office Furniture Capital of the world.

•	#6 Automotive Supplier cluster in country.

•	Electrochromatic Automotive Mirror Capital of the world. Automatic dimming mirrors and lights are becoming standard features on luxury and mid-size cars.

•	Life Sciences: Ranks #9 in the nation.

•	Van Andel Research Institute ranks #3 in the Midwest in obtaining research dollars.

•	Sustainable Development and Green Buildings. Ranks #1 in the U.S. in Green Buildings per capita!

•	Design Center: Nearly 90% of the world’s furniture designers hail from Grand Rapids-based Kendall College of Art and Design.

•	Fortune 1000 Companies Rankings:

Steelcase	670
Universal Forest Products	705
Spartan Stores	846

Date: 2007

♦ Forbes Largest Private Companies Rankings:

Meijer	10
Alticor	27
Gordon Food Service	62
Haworth	273

Date: 2006

Approximately 2,535 manufacturing establishments operate in the West Michigan. These companies possess a high level of product design, engineering, and advanced production know-how.

Realizing the importance of design and innovation, several initiatives will help West Michigan continue to lead in innovation, product design, and productive manufacturing:

♦	InnovationWorks (www.innovationworkswestmichigan.org ) helps mine new great ideas and then connects and coach people to turn those ideas into realty.

♦	Design West Michigan capitalizes on the region’s designers to help foster design capabilities in companies.

(www.innovationworkswestmichigan.com/SiteContent/DesignWestMichigan.aspx)

Awards

Steelcase:
¶	Received the Gold Achievement Award for Product Stewardship from Wastewise, an EPA program that helps companies recycle waste.
¶	2007 prestigious Nightingale Award for Opus Overbed Table.
¶	Awarded the Modernism Lifetime Design Award for Lifetime Achievement from the Brooklyn Museum that recognize significant contributions to 20th century design.
¶	Received Gold Industrial Design Excellence Award (IDEA) for its ThinkR chair, a smart, simple, and environmentally sustainable seating product

Haworth:
¶	Lifecycle Building Challenge award from EPA for its cutting-edge Green & LEED building ideas.

Herman Miller:
¶	2007 International Design Excellence Award for its LEAF lamp.
¶	Eames lounge chair, designed 50 years ago, has its own museum show at the New York Museum of Arts and Design.

Grand Rapids Art Museum:

♦	Cited as a “Temple of Green,” GRAM is the world’s first all green art museum.

Office Systems: West Michigan is the Office Furniture Capital of the world. More importantly, companies such as Steelcase, Herman Miller, Haworth, and Knoll are leaders in their knowledge of working, healing, and living environments. They help transform ways people work into more productive, creative environments.

Automotive:  #6 in the Automotive Supplier cluster ranking by Harvard Business School.

Life Sciences: The region ranks #9 in the nation in Biopharmaceuticals due to the Van Andel Research Institute, a $200 million world-class-medical research institute focusing on molecular oncology, and pharmaceutical companies such as Alticor, J B Laboratories, Perrigo, Pfizer, Welch Laboratories, and Zeeland Chemicals.

Grand Rapids, Michigan	616.771.0343

Sustainable Development: In an increasingly environmentally conscious world, Greater Grand Rapids area businesses are embracing Sustainable Business practices that eliminate waste and toxic materials and create recyclable products. Companies such as Steelcase, Herman Miller, Haworth, and Cascade Engineering are leaders in Sustainable Business practices.

The Sustainable Business Degree from Aquinas College is one of the first of its kind in the United States.

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

INDUSTRIES

Cluster Rankings

Harvard Business School’s Michael Porter defines clusters as “ geographic concentrations of interconnected companies, specialized suppliers, service providers, and associated institutions in a particular field that are present in a nation or region.”

Clusters arise because they increase the productivity with which companies can compete.

The cluster map to the right and the detailed cluster rankings on the following page illustrate the manufacturing strengths of the West Michigan area compared to 172 other Economic Areas in the nation.

♦
As the global economy has evolved, West Michigan area manufacturers have leveraged their core competencies by not only becoming “adopters” of technology but “innovators” as well. The benefits of local companies embracing world-class practices are innovations, reduction in manufacturing costs, faster cycle times, working capital reductions, better quality, less waste, adoption of sustainable environmental practices, and efficiencies in overall supply chain management.

West Michigan leads the nation in many manufacturing sectors. In the Clusters of Innovation Project conducted by the Institute for Strategy and Competitiveness at Harvard Business School, geographically interconnected companies, specialized suppliers, service providers, and associated institutions across the country were mapped, identifying regional clusters.

♦
The detailed data below highlight our competitive strengths. The project is based on 172 Economic Areas, usually larger than metropolitan statistical areas. The Economic Area for West Michigan consists of Allegan, Barry, Calhoun, Ionia, Kalamazoo, Kent, Mecosta, Montcalm, Muskegon, Newaygo, Oceana, Ottawa, Van Buren Counties

Grand Rapids Economic Area equals Allegan, Barry, Calhoun, Ionia, Kalamazoo, Kent, Mecosta, Montcalm, Muskegon, Newaygo, Oceana, Ottawa, and Van Buren Counties.

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON KNOXVILLE LONDON
LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON
www.hunton.com

 56. Cluster Rankings and Subcluster Rankings

6	Metal Manufacturing
	Metal Furniture	1
	Metal Alloys	6
	Pumps	7
	General Industrial Machinery	9
	Precision Metal Products	9
	Metal Processing	9
	Environmental Controls	10
	Laundry and Cleaning Equipment	11
	Fasteners	11
	Nonferrous Mills and Foundries	15
	Fabricated Metal Products	16
	Iron and Steel Mills and Foundries	17
	Wire and Springs	21
6	Automotive
	Forgings and Stampings	3
	Production Equipment	4
	Automotive Parts	4
	Marine, Tank, and Stationary Engines	6
	Small Vehicles and Trailers	11
	Automotive Components	23
9	Prefabricated Enclosures
	Office Furniture	1
1	Household Refrigerators and Freezers	9
	Recreational Vehicles and Parts	13
9	Production Technology
	Industrial Patterns	4
	Hoists and Cranes	9
	Machine Tools and Accessories	9
	Process Equipment Sub-systems and Components	18
	Process Machinery	20
9	Biopharmaceuticals
11	Footwear
12	Plastics
	Plastic Products	8
	Paints and Allied Products	24
	Plastic Materials and Resins	37
19	Aerospace Engines
19	Chemical Products
	Packaged Chemical Products	5
	Leather Tanning and Finishing	8
	Refractories	22
28	Heavy Machinery
	Machinery Components	10
	Farm Machinery	30
28	Processed Food
	Baked Packaged Foods	14
	Processed Dairy and Related Products	19
	Paper Containers and Boxes	21
	Specialty Foods and Ingredients	23
	Candy and Chocolate	25
30	Lighting and Electrical Equipment
	Metal Parts	17
	Electrical Parts	26
31	Medical Devices
	Diagnostic Substances	19
	Surgical Instruments and Supplies	20
34	Analytical Instruments
	Search and Navigation Equipment	21
	Process Instruments	32
36	Agricultural Products
38	Publishing and Printing
	Photographic Equipment and Supplies	19
	Printing Inputs	21

Economic Area for West Michigan consists of Allegan, Barry, Calhoun, Ionia, Kalamazoo, Kent, Mecosta, Montcalm, Muskegon, Newaygo, Oceana, Ottawa, Van Buren Counties

Source: Cluster Mapping Project, Institute for Strategy & Competitiveness, Harvard Business School, using U.S. Census County Business Patterns, 2004

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

UNEMPLOYMENT—2007
Not Seasonally Adjusted %

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	YTD
Grand Rapids MSA	6.4	6.4	6.3	5.8	5.6	6.3	6.9	5.9	6.0	5.8	5.9
Barry County	5.9	6.1	6.0	5.3	4.9	5.5	5.9	4.9	5.1	4.7	5.0
Ionia County	8.2	8.1	8.0	7.4	6.8	7.3	9.5	6.8	7.0	6.8	6.7
Kent County	6.1	6.1	6.0	5.6	5.5	6.2	6.6	5.8	5.9	5.7	5.8
Grand Rapids, City	8.5	8.5	8.3	7.8	7.7	8.7	9.2	8.1	8.3	8.0	8.1
Kentwood, City	5.5	5.5	5.4	5.0	4.9	5.6	5.9	5.2	5.3	5.2	5.2
Wyoming, City	6.4	6.4	6.3	5.8	5.8	6.5	6.9	6.1	6.2	6.0	6.1
Newaygo County	8.4	8.8	8.4	8.2	7.3	7.4	9.2	6.8	7.4	7.0	7.4
Allegan County	7.0	7.2	6.9	6.2	5.7	6.3	6.5	5.7	6.0	5.9	6.3
Muskegon County	7.3	7.5	7.3	6.9	6.9	7.6	8.0	7.1	7.3	7.2	7.1
Muskegon, City	9.5	9.8	9.5	9.0	9.0	9.9	10.4	9.3	9.5	9.4	9.3
Ottawa County	5.9	6.0	5.8	5.3	5.1	5.9	6.1	5.3	5.6	5.5	5.6
Grand Rapids CSA	6.4	6.5	6.4	5.9	5.7	6.4	6.8	5.9	6.1	5.9	6.0
Michigan	7.7	7.2	7.2	7.1	6.6	7.4	7.9	7.0	7.0	7.0	6.9
United States	5.0	4.9	4.5	4.3	4.3	4.7	4.9	4.6	4.5	4.4	4.5

Grand Rapids MSA = Kent, Barry, Ionia, Newaygo Counties

Grand Rapids CSA - Allegan, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties
NOTE: Typically a two month lag for local unemployment statistics. Current month is preliminary data, subject to later changes.
Source: Michigan Department of Labor and Economic Growth; U.S. Bureau of Labor Statistics

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

57.    TRAVEL TIME TO WORK

Time	West Michigan CSA	Kent County	U.S.A.
Less than 15 minutes	33.7%	32.4%	28.9%
15-29 minutes	41.2%	45.7%	36.1%
30-44 minutes	16.0%	15.0%	19.4%
45-59 minutes	5.1%	3.6%	7.6%
60 or more minutes	4.0%	3.3%	8.1%
AVERAGE TIME TO WORK	21.1 minutes	20.1 minutes	25.0 minutes

Grand Rapids CSA - Allegan, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties

Source: American Community Survey, 2006; Claritas, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

58. EMPLOYMENT BY INDUSTRIES

West Michigan
Allegan*, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties

	2004	2005	2006	2005-2006 Change
Civilian Labor Force	627,639	639,148	641,753	2,605
Employed	586,154	602,255	604,003	1,748
Unemployed	41,485	36,893	37,750	-857
Unemployment Rate	6.6	5.8	6.0	-.2

Total Nonfarm Employment	564,300	609,965	610,091	126
Natural Resources and Mining	28,100	30,642	29,743	-899
Manufacturing	125,500	136,918	136,191	-727
Durable Goods	93,400	91,000	92,017	1,017
Transportation Equipment	25,500	24,800	22,533	-2,267
Motor Vehicle Parts Manufacturing	13,200	12,100	12,750	650
Furniture and Related Products	13,700	13,100	13,350	250
Office Furniture	12,000	11,500	12,017	517
Trade Transportation and Utilities	104,100	109,798	108,505	-1293
Wholesale Trade	25,200	26,200	28,733	2,533
Retail Trade	64,700	68,438	66,873	-1565
Transportation Warehousing	14,100	14,300	14,517	217
Information	7,600	7,993	7,778	-215
Financial Activities	26,000	27,751	28,356	605
Professional and Business Services	67,500	71,636	72,662	1026
Educational and Health Services	71,700	78,077	79,798	1721
Leisure and Hospitality	46,900	51,077	51,572	495
Accommodation and Food Services	39,900	44,066	44,334	268
Food Services and Drinking	37,000	35,262	35,139	-123
Other Services	24,400	25,014	24,995	-19
Government	62,900	67,816	67,075	-741
Federal Government	3,800	3,800	3,700	-100
State Government	9,100	9,700	9,017	-683
Local Government	49,400	49,500	51,867	2,367
Local Government Education	31,900	31,800	33,883	2,083
*Allegan County payroll employment data for 2006 is a trailing four quarters.

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Source: Michigan Labor Market Information

59. Establishment, Payroll, and Employment

West Michigan
Allegan, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties

♦
The positive economic impact of manufacturing employment is a significant factor in our region’s vitality. Manufacturing payroll accounts for 34.1% of the West Michigan area’s total payroll even though manufacturing businesses represent only 8.2% of establishments with payroll!

Grand Rapids CSA Payroll, Employment & Establishments — 2004

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Industry Sector	Annual Payroll	Establishments	Employees

Services	$4,442,129,000	11,214	162,916
Manufacturing	$6,266,899,000	2,445	143,463
Retail trade	$1,355,549,000	4,571	67,273
Health care & social assistance	$2,215,116,000	2,811	65,396
Wholesale trade	$1,433,469,000	1,925	32,244
Construction & Mining	$1,096,880,000	4,027	27,967
Finance, Ins., & Real Estate	$1,015,921,000	3,030	25,042
Transporting & Warehouse	$480,493,000	703	13,652
Information	$449,950,000	454	9,823

Total	$18,756,406,000	31,180	547,776

Source: County Business Patterns, 2004. U.S. Census Bureau
* Combined Statistical Area (CSA) = Allegan, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

60.    EMPLOYMENT & INDUSTRY FORECASTS

Employment in the Grand Rapids metropolitan area is projected to be flat in 2008 and then will rise slightly to 0.6% in 2009, according to the annual employment forecast report by the W. E. Upjohn Institute for Employment Research.

♦
Goods Producing employment (includes construction and manufacturing) is projected to shed workers due to the construction slowdown and manufacturing shedding workers. Projections indicate a -1.6% drop in 2008 easing to a -0.5% in 2009.

♦	Service industry employment is the bright spot, with a 0.7% advance in 2008 and a 1.2% increase in 2009, due to employment growth in the health care and professional services
♦	Government jobs will decline -1.0% in 2008 and another -0.9% in 2009.

Total = Total Nonfarm Employment
Goods Producing = Construction & Manufacturing. MSA=Kent, Barry, Ionia, Newaygo Counties.
Total = Total Nonfarm Employment
Goods Producing = Construction & Manufacturing. MSA=Kent, Barry, Ionia, Newaygo Counties.
Source: W. E. Upjohn Institute for Employment Research, December 2006

Office Furniture

®	The outlook for the nonresidential construction growth over the next few years looks positive due to health and service sector employment growth.

U.S. OFFICE FURNITURE FORECAST

Year	Production	% Change	Consumption	% Change
2006	$10.8 billion	+7.4%	$12.9 billion	+7.9%
2007	$11.4 billion	+5.2%	$13.5 billion	+4.9%
2008	$11.3 billion	-0.6%	$13.6 billion	+0.5%

Source: Business & Institutional Furniture Manufacturers’ Assn.

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

U.S. Industry Forecasts

	Revenue Growth
Industry	2008	2009
Aerospace & Defense	10.2%	8.5%
Auto Parts Mfg.	0.0%	3.0%
Autos & Trucks	-0.6%	3.0%
Building Materials	-10.7%	-2.5%
Electronic Equip. & Instruments	0.4%	6.5%
Industrial Machinery	4.3%	9.3%
Packaging/Containers	2.4%	3.1%
Medical Supplies	12.6%	12.9%

Source: Moody’s Economy.com

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

61. EDUCATION

West Michigan Combined Statistical Area

Educational Attainment
Persons 25 and older
2007

Education Attainment	Number	Percent	U.S.A. Percent
Population 25+	840,646
Less than 9th grade	40,217	4.8	7.5
Some High School, no diploma	89,795	10.7	11.9
High School Graduate (or GED)	272,012	32.4	28.4
Some College, no degree	194,026	23.1	21.2
Associate Degree	63,253	7.5	6.4
Bachelor’s Degree	123,788	14.7	15.7
Master’s Degree	41,583	5.0	5.9
Professional School Degree	11,926	1.4	2.0
Doctorate Degree	4,046	0.5	1.0

Source: Claritas, 2007

COLLEGE AND UNIVERSITY ENROLLMENTS

Fall 2007

Aquinas College	2,250
Baker College	5,013
Calvin College	4,224
Calvin Theological Seminary	305
Central Michigan University - GR	200
Thomas M. Cooley Law School	445
Cornerstone University & Seminary	278
Davenport University - Western Region	3,415
Everest Institute	610
Ferris State University / Grand Rapids	1,168
Ferris State University Kendall College of Art & Design	1,180
Grace Bible College	160
Grand Rapids Community College	15,247
Grand Valley State University	23,464
Hope College	3,226
ITT Technical Institute	668
Kuyper College	300
Michigan State University - West	160
Muskegon Community College	4,665
Northwood University	167
Spring Arbor College	83
University of Phoenix	1,800
Western Michigan - Grand Rapids	1,658
TOTAL

Source: The Right Place, Inc. Fall 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

62. Best Places to Live, Work, and Play

Places Rated Almanac ranked the area No. 3 in the fun and recreation category. Residents embrace every form of family entertainment especially golfing, boating, sailing, fishing, hunting, camping, snow skiing, snow boarding, skate parks, and biking.

The City of Grand Rapids has been ranked among America's top “mid-sized cities” places to live, work and play. Partners for Livable Communities, a national non-profit organization, has been working at the frontlines of livability for twenty-five plus years.

RECREATION, SPORTS, ENTERTAINMENT

Golf:
The highest percentage of golfers per capita
in the U.S.!

Water:
No more than 20 minutes from a lake or river.

In the state, 3,200 miles of shoreline, 11,000 inland lakes, 115 lighthouses and beacons, and abundant trout and salmon fishing havens.

Biking:
288 miles of bike trails in West Michigan

Snow:
In Michigan, 5,600 miles of snowmobile trails and dozens of downhill skiing resorts.

Sports Teams and Events:
Fifth Third River Bank Run
Grand Rapids Rampage Arena Football
Griffins International Hockey League
Muskegon Fury Hockey
White Caps Class A Minor League (Detroit Tigers
affiliated baseball)

Museums:
Coopersville Farm Museum
Dutch Village
Gerald R. Ford Museum
Grand Rapids Art Museum
Grand Rapids Children’s Museum
Muskegon Museum of Art
Public Museum of Grand Rapids
Urban Institute of Contemporary Arts

Dance and Music:
Blue Lakes Fine Arts Music Camp
Grand Rapids Ballet Company
Grand Rapids Symphony
Grand River Folk Arts Society
Opera Grand Rapids
St. Cecilia Music Society

Theater:
Actors’ Theatre
Broadway Theatre Guild
Circle Theatre
Frauenthal Theatre
Grand Rapids Civic Theatre (one of largest in U.S.)
Heritage Theatre Group
Jewish Theater Grand Rapids
Master Arts Theatre
Spectrum Theatre

Other Attractions:
John Ball Park Zoo
Lake Michigan beaches
Frederik Meijer Botanical Gardens
Skate parks (8 in the metropolitan area)
Van Andel Arena

TRANSPORTATION

Air:
Gerald R. Ford International Airport
Muskegon County Airport
Tulip City Airport

Bus:
Greyhound

Railroad:
Amtrak passenger service

CSX, Grand Rapids Eastern, Marquette Rail, Michigan Shore RR, Mid-Michigan, Norfolk Southern

Climate:
Average temperatures:
January, 22.4° F
July, 71.4° F

Annual precipitation:
37.13” of rain
71.9” of snow

GRAND RAPIDS
HAS
ONE OF THE
SMARTEST AND MOST
ENGAGING HISTORY
MUSEUMS I HAVE
VISITED ANYWHERE.

Carla Davidson
American Heritage
June/July 2004

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON KNOXVILLE LONDON
LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON
www.hunton.com

RANKINGS
2007

Grand Rapids Combined Statistical Area (Allegan, Barry, Ionia, Kent, Muskegon, Newaygo, Ottawa Counties	CSA Total	CSA Ranking

Total Population (highest to lowest)	1,330,384	32
Total Households	491,455	34

Percentage of Population By Age Group (highest to lowest):
<19	29.2%	13
20-34	21.1%	29
35-44	14.2%	20
45-54	14.6%	18
55-64	9.9%	34
65+	11.0%	51

Median Age (youngest to oldest)	34.8	21

Mean Household Income (highest to lowest):	$89,132	40
Income Per Capita (highest to lowest):	$34,366	54
Percentage of Households (highest to lowest):
Below $10,000	5.9%	63
$10,000-$19,999	10.0%	53
$20,000-$29,999	11.2%	36
$30,000-$44,999	21.6%	16
$45,000-$59,999	17.4%	11
$60,000-$74,999	13.9%	7
$75,000-$99,999	12.7%	12
$100,$124,999	5.4%	20
$125,000-$149,999	2.2%	19
$150,000-$199,999	1.7%	20
$200,000 and Over	1.9%	18

Retail Sales Per Capita	$77,239	60

NOTE: There are 120 Combined Statistical Areas. Because some percentages are duplicative, total rankings will be less than 120.
Source: Woods & Poole, 2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

ACCRA COST OF LIVING (U.S. = 100.0)

	100% COMPOSITE INDEX	13% GROCERY ITEMS	28% HOUSING	10% UTILITIES	10% TRANS- PORTATION	4% HEALTH CARE	35% MISCELLANEOUS GOODS & SERVICES
Grand Rapids	98.1	99.4	99.5	111.5	101.3	88.9	92.8
	Apartment Rent[1]	Housing[2]	Optometrist	Doctor	Dentist
	$698	$315,610	$64.60	$69.40	$60.20
1Apartment, monthly rent .............. Two bedroom, unfurnished, excluding all utilities except water, 1½ or 2 baths, 950 sq. ft.
2Total purchase price.................... 2,400 sq.ft. living area new house, 8,000 sq.ft. lot, urban area
Source: C2ER (Council for Community and Economic Research)

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

63. WEST MICHIGAN—LARGEST MANUFACTURERS

Company	Grand Rapids Area Employees	Total Employees	Type of Business
Herman Miller Inc.	5,920	6,242	Office, commercial, and health industry modular space systems
Steelcase Inc.	5,000	14,000	Office, commercial, and health industry modular space systems
Alticor Inc.	3,900	6,000	Personal care, cosmetics, cleaning, nutritional products; product development; contract manufacturers
Johnson Controls Inc. Automotive Systems Group	3,250	123,000	Interior automotive trim, overhead systems
General Motors Corp.	2,500		Fabricated metal parts and assemblies for motor vehicles
Perrigo Company	2,500	5,800	Over-the-counter pharmaceuticals; topical generic prescriptions, nutritional products
Gentex Corporation	2,186		Advanced electro-optical products; automatic-dimmingrearview mirrors; fire protection devices; light-emittingdiodes (LED)
Lacks Enterprises, Inc.	2,175	2,225	Decorative plastics for the automotive, telecommunications, and consumer electronics market
Howmet Corporation Alcoa Business/Alcoa	2,000		Superalloy, titanium and aluminum alloys precision investment castings; jet aircraft, gas turbine, and other advanced-technology components
Wolverine World Wide, Inc.	1,925	4,981	Footwear and leather products
Haworth Inc.	1,900	7,400	Office, commercial, and health industry furniture; modular office systems
Benteler Automotive	1,700	17,000	Automotive components: chassis components and modules, tubular steel products manufacturer
Smiths Aerospace	1,600	11,000	Military and commercial avionics systems
Dematic Corp.	1,500	4,000	Material handling systems, management information and control systems
Magna Donnelly	1,450	8,000	Truck and automobile mirrors

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Shape Corporation	1,323		Metal rolling and forming
Parker Hannifin Corporation	1,200	49,650	Brass fittings and valves
Smithfield Beef Group	1,200	46,400	Meat cutting and packing
JSJ Corporation	1,100	1,880	Diversified manufacturing in commercial and engineered products
Sara Lee Corporation	1,050	150,400	Sausages, turkey and meat products Bread, buns, donuts and cookies
Knoll Inc.	920	3,518	Wood and metal office systems
Bradford White Corporation	900	1,400	Water, space, and hydronic water heaters
Meridian Automotive Systems, Inc.	900	5,500	Automobile bumper systems
Pridgeon & Clay Inc.	820	1,160	Manufacture/design metal stampings and related assemblies
L-3 Communications	779	40,000	Advanced cockpit avionics Combat propulsion production
Gerber Products Co.	725	1,390	Canned and bottled baby foods; dry cereal
Tiara Yachts Inc	700	1,100	Fiberglass power boats

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Company	Grand Rapids Area Employees	Total Employees	Type of Business
Knape & Vogt Manufacturing Co.	700	800	Shelving systems; drawer slides; ergonomic products
Royal Plastics, Inc.	700		Plastic parts and urethane flexible foam
Cascade Engineering	650	1,100	Plastic injected molded systems
Kellogg Co.	650		Breakfast and nutritional foods; Cookies and crackers
S. D. Warren Co.	617		Paper mill
Delphi Corporation	600		Precision auto engine parts; hydraulic valve lifts
Challenge Manufacturing Co.	600		Metal stampings; dies, tools, jigs and fixtures
Hayes Lemmerz	600		Automotive suspension systems and wheel components
ODL Inc.	566		Glass, aluminum and plastic window frames, moldings, trim, skylights, door lights and entry way products
Boar's Head Provisions Co., Inc.	540		Pure beef, pork and poultry delicatessen products
Flexfab LLC	500		Silicone tubing for the trucking, automotive and aerospace industries
Hart & Cooley Inc.	500	70,000	Registers, grilles and all fuel chimney and gas vents and diffusers
American Seating Co.	500	550	Office furniture including systems, seating and storage; transportation seating; auditorium and stadium seating
DURA Automotive Systems Inc.	500	17,800	Automobile driver and seating control systems
Yale Lift-Tech International	500		Overhead cranes
Paulstra, CRC	500	750	Molded rubber products for automobile antivibration
Spectrum Industries Inc.	500		Electro deposition painting, decorative interior coatings

Ranking is by number of employees within the 7-county Grand Rapids
Combined Statistical Area (Allegan, Barry, Ionia, Kent, Muskegon,
Newaygo, and Ottawa Counties

Compiled by The Right Place, Inc. 11/2006; Updated 03/2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

64. WEST MICHIGAN—LARGEST NON-MANUFACTURERS

Company/Organization	Grand Rapids Area Employees	Total Employees	Type of Business
Spectrum Health	13,000		Hospital and medical care
Meijer Inc.	7,000		Groceries and general merchandise
Axios Incorporated	3,886		Human resource and employment services
Wal-Mart Stores Inc.	3,432		General merchandise and groceries
Spartan Stores, Inc.	2,989	7,500	Groceries
Grand Rapids Public Schools	2,885		Education
Saint Mary's Health Care	2,700		Hospital and medical care
U.S. Postal Service Zip Code Area 493,494,495	2,500	750,000	Postal delivery
City of Grand Rapids	2,491		Government
Metro Health Hospital	2,200		Hospital and medical care
Kent County	2,128		Government
Grand Valley State University	2,023		University
Fifth Third Bank	1,990		Banking and financial services
Mercy General Health Partners	1,957		Hospital and medical care
Calvin College	1,777		College
Gordon Food Service Inc.	1,631	11,000	Food services wholesaler
Holland Community Hospital	1,585		Hospital and medical care
Hackley Hospital	1,578		Hospital and medical care
Rockford Public Schools	1,505		Education
Farmers Insurance Group Foremost Insurance Group	1,500		Direct property and casualty insurance carrier
Hope Network	1,471		Rehabilitation services
United Parcel Service	1,430		Parcel delivery
Forest Hills Public Schools	1,420		Education
Consumers Energy	1,370		Public utility
Michigan Medical PC	1,258		Multi-specialty physician group
Grand Rapids Community College	1,250		College

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343

Pine Rest Christian Hospital	1,182		Hospital - psychiatry and psychology
Huntington National Bank	1,150	8,000	Banking and financial services
Kentwood Public Schools	1,096		Education
Holland Home	985		Continuing care retirement community
Metron Integrated Health Systems	920	1,240	Medical and elderly care services
Amway Grand Plaza Hotel	875		Hotel and restaurants
Mary Free Bed Rehabilitation Hospital	785		Rehabilitation services
Hope College	755		College
Pennock Hospital	674		Hospital and medical care
Arnie's Restaurants & Bakery	525		Restaurants and retail bakery products

*Dun & Bradstreet	Compiled by The Right Place, Inc. 11/2006; Updated 03/2007

The Right Place, Inc.	Grand Rapids, Michigan	616.771.0343